INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

Mivium, Inc.



Offering of a
Minimum of 200,000 shares of Common Stock ($20,000)
up to a
Maximum of 50,000,000 shares of Common Stock ($5,000,000)

Address for Notices and Inquiries:	With a Copy of Notices to:
Mivium, Inc. Eric Tsai Chief Executive Officer 48834 Kato Road #107A, Fremont, California 94538 949.378.7672 www.mivium.com	Bevilacqua PLLC Louis A. Bevilacqua, Esq. 1050 Connecticut Ave., NW, Suite 500 Washington, DC 20036 202.869.0888 lou@bevilacquapllc.com

The date of this Offering Statement is September 4, 2024

OFFERING STATEMENT

MIVIUM, INC.

Offering of a
Minimum of 200,000 shares of Common Stock ($20,000)
up to a
Maximum of 50,000,000 shares of Common Stock ($5,000,000)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$0.10	$0.007	$0.93
Minimum Shares of Common Stock Sold	$20,000	$1,400	$18,600
Maximum Shares of Common Stock Sold	$5,000,000	$350,000	$4,650,000

We are offering shares of our Common Stock at a price per share of $0.10. We are offering a minimum of 200,000 shares for $20,000 and up to a maximum of 50,000,000 shares for $5,000,000. The minimum investment that you may make is $500. We are offering the shares of our Common Stock to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

[1]   In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $81,400 if the target amount is raised and approximately $691,665 if the maximum amount is raised, not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our Common Stock equal to 7% of the shares sold in the offering.

[2]   No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Enterprise Bank & Trust, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $20,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of Common Stock is sold, in one or more closings, and on or before April 29, 2025. If

we do not raise the minimum amount offered by April 29, 2025, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is September 4, 2024

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Form of Subscription Agreement

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a funding portal member of FINRA.

Mivium, Inc., which we refer to as Mivum, the Company, we, or us, is the issuer in this offering. We are an early-stage material science development company focused on the development of a next or third-generation wide bandgap (WBG) semiconductor sector with a low carbon imprint. We are offering shares of our Common Stock at a price per share of $0.10 with a minimum investment of $500 required. We are offering a minimum of 200,000 of our Common Stock and a maximum of 50,000,000 of our Common Stock.

We are offering shares of our Common Stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

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No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Company	Our corporate name is Mivium, Inc. We are a Delaware corporation that was formed on July 1, 2022. We are an early-stage material science development company focused on the development of a next or third-generation wide bandgap (WBG) semiconductor materials with a low carbon imprint.
Use of Proceeds	We are seeking financing through the sale of the shares of our Common Stock (as described below under Securities Offered) to use for sales and marketing, research and development, intellectual property development and protection, cybersecurity, working capital and other general corporate purposes. Pending such uses, we will invest the proceeds of the Offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States.
Securities Offered	Shares of Common Stock of our company for $0.10 per share in a minimum amount per investor of $500.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 200,000 shares of our Common Stock or $20,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 50,000,000 shares of our Common Stock or $5,000,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our Common Stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $20,000 of securities. Once we raise the $20,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this offering statement, a total of 206,666,666 shares of our common stock and no shares of our preferred stock are issued and outstanding. The number of shares of capital stock outstanding does not include shares of common stock or preferred stock that may become issuable upon the conversion of outstanding SAFE securities or other securities that are outstanding that may be convertible into, or exercisable or exchangeable for,

6

	our common stock or preferred stock. See the response to question 17 below for more information regarding our other outstanding securities.
Dividends	Subject to applicable law, our Bylaws and the amended and restated Certificate of Incorporation, dividends upon the shares of capital stock of the Company may be declared by the Board of Directors at any regular or a special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, unless otherwise provided by applicable law, our Bylaws or the amended and restated Certificate of Incorporation. We do not expect to declare any dividends for the foreseeable future and may never declare dividends.
Voting and Control	Investors in this round will receive Common Stock with one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL. We do not have any voting agreements in place. We do not have any shareholder agreements in place.
Drag Along Right	The subscription agreement for the offering contains a drag along right that gives the holders of a majority of the outstanding Common Stock a right to force the holders of Common Stock to participate in a sale of the company on terms negotiated by the holders of the Common Stock. This right includes the right to cause the holders of Common Stock to sign all requisite transaction documents relating to the sale of the company and grants any officer of the company a power of attorney to sign on behalf of the holders of Common Stock if they fail to sign within the requisite time periods.
No Anti-Dilution Rights	The shares of Common Stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our Company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Eric Tsai and Rick Qiu who also serve as officers of our company.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the Securities Act's exemption from registration requirements pursuant to Section 4(a)(6) thereof (the "Crowdfunding Exemption") and the regulations promulgated with respect to such section. The following limitations apply to investments in this Offering by individual investors who are not accredited investors:

	• If the prospective investor's annual income or net worth (or revenue or net assets for a non-natural person) is less than $124,000, they can invest up to $2,500, or five percent (5%) of their annual net worth or income, whichever is greater; or • If the investor's annual income or net worth (or revenue or net assets for a non-natural person) is more than $124,000, they can invest up to ten percent (10%) of their annual income or net worth up to $124,000. Notwithstanding the foregoing, the aggregate amount of Shares sold to all investors during the 12-month period preceding the date of such offer or sale, including the Shares being offered hereby, shall not exceed $5,000,000. The Shares may not be transferred by any purchaser of such Shares during the one-year period from when the Shares were first issued unless such Shares are transferred: (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We have no obligation to register the resale of the Shares under the Securities Act.
Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is Mivium, Inc. The issuer is a Delaware corporation.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Eric Tsai, Director   **Dates of Board Service: July 2022 - Present**

Mr. Tsai has served as our Chief Executive Officer, President and as a Director since July 2022 and provided consulting services since April 2022. Mr. Tsai has previously pioneered numerous innovations in the areas of digital transformation, machine learning, AI, Augmented and Virtual Reality, and data-driven performance marketing for multiple start-ups to Fortune 100 companies. More recently, from September 1, 2015, through April 1, 2022 he served as the Vice President of Marketing for Stitch Industries, a direct-to-consumer brand he built from $10M to $200M+ which was later acquired by La-Z-Boy Corporation. Mr. Tsai earned a BA in Fine Arts from the University of California, Irvine in 2001.

Mr. Tsai's Business Experience for the Last Three Years
    Employer: Mivium, Inc.
    Employer's Principal Business: Semiconductor
    Title: Chief Executive Officer, President and Director.
    Dates of Service: July 2022 – present

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Responsibilities: Lead and manage sales, business development and strategic planning.

Education: BA in Fine Arts from the University of California, Irvine.

Rick Qiu, Board Member   **Dates of Board Service: September 2022 - Present**

Mr. Qiu has served as our Senior Vice President, Secretary and as a Director since September 2022. Mr. Qiu has worked at Malwarebytes as a Product Marketing Manager since July 2019 to present. Prior to that, he led product launch teams at Nokia, McAfee, and Malwarebytes as well as launching Mearview, an Augmented Reality startup that combined computer vision and machine learning well ahead of its time.

Mr. Qiu's Business Experience for the Last Three Years
    Employer: Mivium, Inc.
    Employer's Principal Business: Semiconductor
    Title: Senior Vice President, Secretary and Director
    Dates of Service: September 2022 – present
    Responsibilities: Driving the Company's product vision as well as its technology strategy.

Education: Studied Electrical Engineering at UC Irvine without completing the degree.

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Eric Tsai, our Chief Executive Officer and President; Jim Qiu our Chief Product Officer, Rick Qiu, is our Senior Vice President and Secretary, Ginetto Addiego is our Chief Operating Officer and Chandra Deshpandey is our Chief Technology Officer. These are our only executive officers. Their detailed biographies appear above in response to question 4 of this offering statement and below.

Jim Qiu, Chief Product Officer   **Dates of Service: September 2022 - Present**

Mr. Qiu has served as our Chief Product Officer since September 2022. Mr. Qiu leads the entire design and development of our core intellectual property. He holds several patents and is an expert in the research and development production of 3rd generation semiconductor materials using solvent-fewer physical methods for preparing gallium nitride and other multi-metal compound materials. Previously, Mr. Qiu has led engineering teams at Intel and TriQuint on design, configuration, testing, installation, and commissioning of PC-based factory automation systems for wafer processing and manufacturing facilities at ILS. Mr. Qiu also developed factory automation systems at Applied Materials and etch systems for wafer processing at Lam Research. Mr. Qiu has been self-employed for the past 5 years where he focused on the development of patents for the manufacturing of the next generation of semiconductor materials. Mr. Qiu earned a Master of Science in Electrical and Computer Engineering from the University of Missouri, Columbia in 1988. He obtained a Bachelor of Science in Electrical Engineering from Anhui University in1985.

Mr. Qiu's Business Experience for the Last Three Years
    Employer: Mivium, Inc.
    Employer's Principal Business: Semiconductor
    Title: Chief Product Officer
    Dates of Service: September 2022 – present
    Responsibilities: Lead and manage the design and development of core intellectual property.

Education: Master of Science in Electrical and Computer Engineering from the University of Missouri,

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Columbia; Bachelor of Science in Electrical Engineering from Anhui University.

Ginetto Addiego, Chief Operating Officer   **Dates of Service: March 2024 - Present**

Dr. Addiego has served as our Chief Operating Officer since March 2024. Dr. Addiego is an expert in supply chain resiliency who has led entire organizations as head of operations for some of the world's most successful semiconductor companies, he now leads Mivium's execution framework. Previously he was SVP and Head of Corporate Operations at Applied Materials, the world's largest supplier of semiconductor equipment. Dr. Addiego was also COO and President Ultra Clean Technology to develop and supply critical subsystems, components, parts, and services for the semiconductor industry while holding world-wide responsibility for all performance aspects of the company (P&L) including eight manufacturing facilities across US and Asia. Prior to being acquired by Lam Research, he also led global operations for Novellus, a key supplier of equipment, services, and software to enable the manufacturing of semiconductor chips.

Dr. Addiego's Business Experience for the Last Three Years
<u>Employer</u>: Applied Materials
<u>Employer's Principal Business</u>: Semiconductor
<u>Title</u>: Senior VP Corporate Engineering, Quality and Operations
<u>Dates of Service</u>: April 2014 – Jan 2023
<u>Responsibilities</u>: Lead and manage global operations, engineering and strategic planning.

<u>Education</u>: Ph.D. in Electrical Engineering from the University of California, Berkeley.

Chandra Deshpandey, Chief Technology Officer   **Dates of Service: March 2024 - Present**

Dr. Deshpandey has served as our Chief Technology Officer since March 2024. Dr. Deshpandey leads Mivium's technology execution and brings with him 40+ years of experience and knowledge building world-class innovative new products in a complex environment from concept to production within budget and on time. Recognized as an expert in semiconductor processes and materials science, Dr. Deshpandey has extensive experience in deposition (PVD, CVD, ALD, ETCH) systems, ceramics, coatings, thin-films, tools, lasers, and semiconductor device technologies. He has started and exited two companies: Angstrom systems Inc., with funding from Intel capital and KLA Tencor to develop an atomic layer deposition (ALD) process and system; and RF Arrays to design and manufacture microwave front-end chips and wireless communication and control systems. Dr. Deshpandey also worked as professor at the Department of Materials Science, UCLA.

Dr. Deshpandey's Business Experience for the Last Three Years
<u>Employer</u>: Independent Consultant
<u>Employer's Principal Business</u>: Material Science
<u>Title</u>: Independent Technology & Management Consultant
<u>Dates of Service</u>: January 2021 – present
<u>Responsibilities</u>: Consult with companies in energy & power, SAAS, machine-learning, semiconductors, and materials technology.

<u>Education</u>: Ph.D. in Material Science and Thin Films from the University of Sussex.

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PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

NAME	NUMBER OF SHARES	PERCENTAGE OF VOTING POWER PRIOR TO OFFERING
Jim Qiu	67,700,000	32.75%
Rick Qiu	45,733,333	22.12%
Eric Tsai	45,733,333	22.12%

Jim Qiu and Rick Qiu are father and son, respectively.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Our Company

Our corporate name is Mivium, Inc. and we were incorporated in the state of Delaware on July 1, 2022. As of the date hereof, we do not have any subsidiaries.

We are an early-stage material science development company focused on the development of a next or third-generation wide bandgap (WBG) semiconductor materials with a low carbon imprint. We have no products, manufacturing facilities, suppliers, customers, or revenues to date. We use patented technology that was initially licensed to us by Proto Materials, LLC, which was a limited liability company owned by Jim Qiu, our Chief Technology Officer. On March 20, 2024, we acquired Proto Materials through a merger of Proto Materials with and into our company with our company being the surviving entity. As a result of this merger, we now own the patented technology directly instead of through a license. Our business plan is aimed at advancing innovative WBG semiconductor materials that are ethically sourced, nontoxic and that will be manufactured through sustainable and socially responsible practices.

Our planned deep tech approach is expected to deliver WBG semiconductor materials, such as gallium nitride or GaN particles and substrates, and the ultra-wide bandgap (UWBG) subset of WBG semiconductor materials, such as aluminum gallium nitride or AlGaN, aluminum nitride or AlN, along with other WBG, photonic, spintronic, and quantum materials, with superior quality and particle uniformity at economic scale that helps to reduce heat and power consumption from electronic devices that they will be incorporated into to meet the challenges of climate change and the demand for energy-efficient devices.

With the emphasis on bringing manufacturing back to the U.S., particularly for semiconductors, while minimizing environmental impact, we plan to manufacture all future products at yet-to-be-built facilities in the U.S., powered by renewable energy sources. To achieve this goal, our first step is to optimize our patented technology through Research and Development efforts and validate its scientific foundation. Once the technology is optimized, we can potentially commercialize it by constructing a manufacturing facility. Consequently, we intend to invest the proceeds from this Offering heavily into our existing R&D

lab in Fremont, California. As a result, we do not anticipate generating revenue in the foreseeable future and will continue to rely on additional financing to sustain our operations and execute our business plan.

We intend to market our WBG semiconductor materials to companies that require such materials for integration into their chips and next generation electronic and industrial products. While the production reliability and cost of GaN has challenged its fast adoption, we believe that our process and our management's 20 plus years of proven research and development expertise in material science, semiconductor engineering, advanced manufacturing technology, automation, and molecular quantum mechanics, will enable us to deliver high quality GaN particles and substrates at economies of scale, previously considered impossible, and remove these obstacles.

Our Industry

Semiconductors are a crucial element in modern electronics, making up an important component of many commonly used electronic devices including smartphones, tablets, and PCs - essentially all modern devices that many of us have become so highly dependent on in everyday life. As one might expect due to their central importance, the semiconductor industry is extensive and competitive. Semiconductor industry revenue worldwide 2024 | Statista (May 2023)

A semiconductor is a substance that conducts electricity under some but not all circumstances. Manufacturers are able to customize the conductivity of a semiconductor, such as introducing a sensitivity to heat or light, or altering conductivity based on the direction of the current. Notable semiconductor chip makers include Intel and Samsung Electronics, with Intel generating 58.4 billion U.S. dollars and Samsung generating 65.6 billion U.S. dollars in semiconductor revenue in 2022, placing them among the largest companies in terms of semiconductor industry revenues.https://www.statista.com/statistics/272872/global-semiconductor-industry-revenue-forecast/#statisticContainer (May 2023)

In the last few decades, semiconductors have evolved from the first to third generation as technological advancement phases out traditional semiconductors deemed as less effective in high power applications. At present, the materials with the most development potential are WBG semiconductors, such as GaN and silicon carbide (SiC), which fall under the third-generation category — presenting far superior physical properties that replace the first-generation materials (silicon and germanium) and second-generation materials (gallium arsenide and aluminum arsenide).

Third-generation semiconductors using GaN are suitable for making high temperature, high frequency, radiation resistant and high-power devices, including satellites, radar systems, electric vehicles, communication devices and fast charging for mobile phones, tablets, and laptops, and Artificial Intelligence or AI. Compared with traditional fast charging, GaN fast charging has higher power density, so charging speed is faster within a smaller package that is easier to carry. These advantages have proven attractive to many OEMs and ODMs and several have started rapidly developing this material.

Most of the world's semiconductor materials are produced overseas using chemical solvents and other methods which leave behind impurities and pollutants. For example, on average each fabrication facility or fab, including the fab facilities in the U.S. generate 60,000 tons of waste per year, 36,000 tons of hazardous material waste per year, over 4 trillion gallons of water per year and over 2 million kilowatt-hours of energy per year. There are over 500 such fabs in the world, they have an ongoing impact to the environment every day. https://www.theguardian.com/environment/2021/sep/18/semiconductor-silicon-chips-carbon-footprint-climate

Although the semiconductor industry has a huge carbon footprint, it is estimated that by the beginning of 2030 all of the newest technologies will have some components requiring third-generation semiconductor materials.



Reaching Limits & What's Next: Semiconductor Generations

THE PROBLEM of the semiconducting silicon chip is that it has reached its limit. Silicon device miniaturization causes problems related to electron mobility, degradation due to heat, and unstable behavior. In addition, silicon cannot satisfy the requirements of a new generation of high-power, high-efficiency and strategic electronic applications such as: electric vehicles, satellites, renewable energy, photonics, quantum computing and high computational power for artificial intelligence.

OUR OPPORTUNITY to solve the world's toughest semiconductor challenges and accelerate the world's transition to next-gen materials.

1st Generation

2nd Generation

3rd Generation

1948. The First Semiconductor
Historically, the first decade of semiconductor electronics was based entirely on germanium.

1957. Silicon Age Begins
The "Silicon Age" refers to the late 20th century to early 21st century (also known as the Digital Age or Information Age), similar to how the Stone Age, Bronze Age and Iron Age were defined by the dominant materials during their respective ages of civilization.

1969. Rise of Photonics
The invention of the semiconductor laser, the 'transistor of integrated photonics'.

1970. Military-grade Electronics
Growth method of GaAs single crystals was reported in the late 60s and kicked off a new generation of military and aerospace electronic equipment.

1993 – Power Electronics
Silicon carbide was considered a semiconductor in both research and early mass production providing advantages for fast, high-temperature and high-voltage devices.

2014 – Greatest Benefit to Mankind
Shuji Nakamura and his two colleagues demonstrated a GaN-based method to produce the perfect light source and won the Nobel Prize in Physics as an "invention of greatest benefit to mankind."

Semiconductor Comparison: 2nd Gen (InP/GaAs) vs 3rd Gen (GaN/SiC)

EVOLUTION OF COMPOUND SEMICONDUCTOR APPLICATIONS
Source: Status of the Compound Semiconductor Industry 2022 report, Yole Intelligence, 2022

* Potential applications

2nd Gen

GaAs — GaAs based LEDs, GaAs solar cell, GaAs handset PA, GaAs VCSEL for datacom, GaAs VCSEL for 3D sensing, GaAs µLED

InP — InP based LEDs, InP EEL for datacom/telecom, InP for handset sensing, *Lidar, *InP based RF component

3rd Gen

GaN — GaN based LEDs, GaN based PA for telecom, GaN based fast charger, GaN µLED, *GaN handset PA, GaN in EV*

SiC — SiC substrate for LEDs, SiC in 400V EV, SiC in 800V EV, High-voltage applications*

60s | 80s | 90s | 2000s | 2010s | 2020s | 2030s

YOLE Intelligence

www.yolegroup.com | ©Yole Intelligence 2022

In comparison with 2nd compound semiconductors, 3rd gen WBG semiconductors have distinct advantages:

➔ Wide band gap (**WBG**), high breakdown electric field, high thermal conductivity, high electron saturation rate and higher radiation resistance.

➔ More suitable for making high temperature, high frequency, radiation-resistant and high-power devices.

➔ 3rd gen semiconductors do not have any shortcomings when compared to 2nd gen

(GaAs and InP materials are scarce, expensive, toxic, and can pollute the environment)

Our Future Products and Services

Future Products

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Our primary planned products will include manufacturing materials for semiconductors such as GaN particles and substrates. GaN is a semiconductor material with a wide band gap of 3.40 eV (electron volt). The width of the forbidden band determines the difficulty of electronic transition and is one of the determinants of the conductivity of semiconductors. The wider the band gap, the closer the semiconductor material is to the insulator, and the stronger the stability of the device. Therefore, ultra-wide band gap semiconductors can be used in special environments such as high temperature, high power, high frequency and radiation resistance. GaN has a high electron saturation rate, which is 2.5 times that of silicon and 2 times that of gallium arsenide. At the same time, GaN has the characteristics of high critical magnetic field and high electron mobility. It is also the best choice for UHF (ultra-high frequency), power devices or equipment.

GaN particles

GaN particles are the most upstream and source products of GaN series. The high-purity and mass production of GaN particles has a far-reaching impact on downstream products. GaN particles are one of the best precursors for the preparation of GaN single crystal substrates. Compared to other precursors, the dislocation rate of GaN single crystal substrate is reduced by at least two orders of Ammonothermal or AM. Using GaN particles, high-end luminescent phosphors are prepared, and their luminous efficiency or intensity is hundreds of times higher than that of traditional phosphors.

GaN particles are expected to be sold based on the quality and purity of the material:

- Mivium 3N GaN Particle (99.9% gallium nitride particles)

- Mivium 4N GaN Particle (99.99% gallium nitride particles)

- Mivium 5N GaN Particle (99.999% gallium nitride particles)

GaN substrate

A substrate is the basis of Integrated Circuit or IC chip production. Using our patented technology, we expect that gallium will be broken into a large number of molten ultrafine droplets without solvent. The molten gallium droplets with high purity will be introduced into the epitaxial growth chamber and expected to gradually grow to become large-size GaN single crystal blocks. The GaN single crystal blocks will be cut and polished into GaN substrates or wafers.

We expect that GaN substrates will be sold based on the size of the substrate, ranging from 4 inches to 8 inches:

- Mivium 4inch GaN Substrate - 100mm single crystal substrate, $\geq$450 μm thickness, dislocation: $<1 \times 10^5$

- Mivium 6inch GaN Substrate - 150mm single crystal substrate, $\geq$500 μm thickness, dislocation: $<1 \times 10^5$

- Mivium 8inch GaN Substrate - 200mm single crystal substrate, $\geq$500 μm thickness, dislocation: $<1 \times 10^5$

GaN devices offer five key characteristics:

- High dielectric strength

- High operating temperature

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- High current density

- High speed switching

- Low on-resistance

These characteristics are properties of GaN, which compared to silicon, offers ten times higher electrical breakdown characteristics, three times the bandgap, and exceptional carrier mobility.

GaN based power devices have the following six characteristics:

- low conduction loss and low impedance;

- fast switching speed and low loss;

- low capacitance and small charge-discharge loss;

- low energy consumption;

- smaller and lighter; and

- lower thermal resistance in high output current and power density environment.

Future Services

We intend to provide educational and training services to other companies to assist in the transition to GaN and other third generation semiconductor materials. See "Sales and Marketing."

Manufacturing Process

We are not currently manufacturing GaN, but expect to manufacture GaN in the future. The manufacturing process of GaN involves several steps, including substrate preparation, epitaxial growth, device fabrication, and packaging.

Substrate Preparation

GaN substrates are typically grown using one of two methods: hydride vapor phase epitaxy or HVPE or ammonothermal growth. HVPE involves the reaction of gallium chloride and ammonia gas to form GaN crystals on a substrate, while ammonothermal growth uses high-pressure and high-temperature conditions to grow GaN crystals from a supercritical ammonia solution.

Epitaxial Growth

Epitaxial growth is the process of depositing a thin layer of GaN on a substrate. This process is typically done using metal-organic chemical vapor deposition or MOCVD, which involves the reaction of gallium and nitrogen precursors at high temperatures to form a GaN layer.

Device Fabrication

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After the epitaxial growth process, the GaN wafer is processed to form devices such as transistors, diodes, and LEDs. This process involves several steps, including photolithography, etching, deposition, and metallization.

Packaging

The final step in the manufacturing process is the packaging of the devices. This involves mounting the devices on a substrate, wire bonding, and encapsulating the devices with a protective layer.

Our proposed GaN platform process will include the following steps:

- Raw gallium will be broken into nano-atomic Ga particles by using non-toxic and mechanical means without the use of any solvents or any chemicals.

- GaN Particles: Nano-atomic structured Ga particles will react with gas to become GaN polycrystalline powders or particles.

- GaN Single Crystal Substrates: Nano-atomic structured Ga particles will be introduced into growth chambers, will react with reaction gas without catalyst, will epitaxially grow on the seed crystals and will gradually become GaN monocrystalline ingots. The GaN ingots will be cut and polished to produce GaN crystal substrates.





Mivium GaN Platform
Mivium product 1 - GaN Particles
Nano-atomic structed Ga particles react with reaction gas without catalyst to become GaN polycrystalline powders or particles.
GaN particle production process
Multiple times of nitriding reaction
micro-nano GaN particles
raw gallium
micro-nano breaking
nano-atomic Ga particles
Gallium is gradually broken into nano-atomic Ga particles by using non-toxic and mechanical means without the use of solvent.
GaN substrate forming process
Reaction & epitaxy growth
Monocrystaline ingot
Slicing monocrystalline ingot to thin blocks
polishing thin blocks
GaN single crystal substrates
Mivium product 2 - GaN Single Crystal Substrates
Nano-atomic structed Ga particles are introduced into growth chambers, react with reaction gas without catalyst, epitaxially grow on the seed crystals, and gradually become GaN monocrystalline ingots. The GaN ingots are cut and polished to become GaN single crystal substrates.

R&D Lab

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We do not currently have any manufacturing facilities, but plan to build manufacturing facilities in the future. Our first manufacturing facility will be predicated on the learning via our R&D lab optimization. This is why we are working towards validating our patented technology in order to determine the type of facility we need to build. This current R&D lab will enable the team to learn and optimize the apparatus setup, process improvements, and output optimization to then conduct the first pilot production.

The R&D lab is intended to be capable of proving out the efficacy of GaN as a new base material (substrate) that can be used in the development and production of the world's most advanced and forward-looking electronic, photonic, and quantum devices.

Using optimizations learned via our R&D lab, we intend to move on to pre-production pilot then to proof of manufacturability to scale up to production. And eventually open manufacturing facilities over the years to manufacture GaN, AlN and AlGaN and other materials depending on customer requirements and global needs as follows, subject to raising sufficient financing for this purpose:

Year 2026: Plant 1 (M1)   GaN Particles

Year 2027: Plant 2 (M2)   GaN Substrate (4" wafer)

Year 2028: Plant 3 (M3)   GaN Substrate (6" wafer)

Year 2029: Plant 4 (M4)   AIGaN particles & substrates

Year 2030: Plant 5 (M5)   AIN particles & substrates

We expect to have some synergies between facilities in terms of sharing the same resources, economies of scale, testing equipment that could lower the cost of future facilities.

Market Opportunity and Customers

Smartphones represent an important market for the semiconductor industry, especially as these devices become more advanced and able to support 5G, artificial intelligence, and immersive technology applications. In 2022, semiconductors for smartphones accounted for around 23 percent of industry revenue, with a further 19 percent of the semiconductor market assigned to other personal computing devices. Servers and data centers are set to become an even more important opportunity, with GPUs being deployed for hardware accelerations, as well as the training and running of generative AI applications such as ChatGPT. Finally, industrial, and automotive applications are also expected to experience increased demand: as manufacturing facilities and vehicles become smarter and ever more connected, the requirement for more advanced semiconductor technology to fulfill these tasks grows. Semiconductors - statistics & facts | Statista (May 16, 2023)

Governments and companies across the entire semiconductor value chain have had to navigate changing demands, supply chain imbalances, and geopolitical factors in recent times. As a result, action plans and policies have had to be established to safeguard the supply of semiconductors. Due to its importance, the semiconductor industry is extensive and competitive: in 2022, global semiconductor sales reached 618 billion U.S. dollars, a rise of more than 30 percent in just two years. However, with a deteriorating global economy and weakening demand from consumer-driven markets, the semiconductor industry must overcome new challenges as it faces a decline in 2023. Semiconductors - statistics & facts | Statista (May 16, 2023)


MIVIUM
customers
raw material
particles
substrate
packaged dies
chip
product

We expect that our future products will be used by a wide range of companies according to their supply chain and product development strategies. As an illustration, chip manufacturers might purchase our future products for use in their own chip design and for use in their customer product design and auto manufacturers might integrate our future products into their product designs.


Mivium Business Model: Go-to-Market
MIVIUM
Providers
Customers
End User
GaN Particles
MIVIUM
GaN Substrates
Competitors
MITSUBISHI
Sumitomo
Design + Fabrication
GlobalFoundries
arm
NVIDIA
Qualcomm
SAMSUNG
tsmc
UMC
cadence
Semiconductor Device Manufacture
Texas Instruments
infineon
NXP
intel
Wolfspeed
Tower Semiconductor
Meta
SPACEX
amazon
TESLA
Google
© Copyright 2024 Mivium, Inc.

Sales and Marketing

We expect to commence sales of our future products in the U.S. sometime in 2027 assuming that we can raise enough capital to build our first manufacturing facility as planned by 2026. During that time, we intend to hold annual expositions, including educational and networking sessions, to bring together and educate engineering and product development departments at leading companies on the benefits of incorporating our future GaN materials into their product designs. The Mivium Expo will be a platform to sell, license and educate the market on high quality GaN materials.

We intend to hire sales representatives who understand each customer industry type or vertical product demand and train them to help sell our products. We also plan to attend relevant technology conferences and trade shows where we hope to meet potential strategic partners, vendors, and customers. We will also

19

market our products through our website and social media sites. As we record results on these marketing initiatives, we will adjust our sales and marketing budget to increase spending on those that we believe most effective. Once we have demonstrated viable marketing options, we will seek to expand these efforts in the US and enter the international market.

Growth Strategies

Our primary focus will be on the planning and development of the GaN manufacturing facility. We expect future growth to come from additional manufacturing facilities for new products.

Although it will take several years for us to manufacture our first batch of GaN particles and substrates, we plan to pre-sell, educate and work with leading companies to integrate GaN into their product lines. Companies already incorporating GaN technology include Apple, Ankur, Raytheon, and many others.

Competition

Industry Competition

Our main competitors will be companies in the AI, robotics, and clean electronic tech industries. Many large and well-established companies, as well as smaller and more recent entities, have been manufacturing third-generation semiconductor materials for several years. There are several companies that are leading the way in GaN's research and development, including Cree, Infineon Technologies, Raytheon, Navitas, and Qorvo.

We believe that manufacturers lack the ability to quickly manufacture these materials in large volumes that are high in quality. In our view, at best they can slowly manufacture these materials over months or years using hazardous materials and solvents, high energy and/or growing the material with mixed quality results.

Our Direct Competition

Our direct competition includes the following companies:

- Cree, Inc. (US)

- Infineon Technologies (Germany)

- Wolfspeed, Inc.

- Navitas Semiconductor Corp.

- Qorvo, Inc. (US)

- GaN Systems, Inc.

- Transphorm, Inc.

- Raytheon Technologies Corporation

Our Competitive Strengths

We believe that our competitive advantage will be in our expected ability to produce GaN and other WBG materials through a more cost-effective, low-overhead, high quality, large production volume, with a non-toxic production process. As a result, we believe that we will effectively compete with existing competitors in this space.

Moreover, although many companies claim to have GaN material, we believe that the material is GaN latticed to Si and not a true GaN material which is manufactured on top of Si using a traditional toxic manufacturing process. We believe that this is prevalent with companies such as Navitas that manufacture GaN on Si power adapters. These 50w to 65w chargers are one third the size of the standard power charges and can charge at a much faster rate because GaN has very little heat loss. However, we believe that their GaN material is still built upon Si limiting its quality and true potential.

Competitive Advantages

Our expected key advantages over the competition include:

- Manufacturability – We intend to manufacture GaN and other next generation non-toxic materials consistently and reliably without causing any pollution. Generally, we believe that our competitors struggle with these aspects of GaN production.

- Reliability – We believe that once we have established manufacturing facilities, we will be able to produce GaN in high capacity with superior quality and particle uniformity. We believe that our competitors have limited product capacities, and their quality is often inconsistent.

- Complexity – We expect to create a chemical reaction without catalysts or any contaminants. We believe that competitors use a chemical process that includes solvents, catalysts, and other contaminants.

- Cost/Maintenance – We expect that our patented process will result in low manufacturing costs. We believe that our competitors have high manufacturing costs and processes that are also significantly more time-consuming.

- Innovation / IP – We intend to use a patented method and equipment and expect to be able to scale our production. We believe that competitors have limits on batch processing and lack the ability of large-sized substrate production.

The following table compares our expected future product and manufacturing against the existing technologies of our competitors.

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	MIVIUM	Existing Technologies
Manufacturability	Consistent and repeatable results without any pollution, non-toxic	Inconsistent results outside of lab environment that's toxic and polluting
Reliability	High production capacity with superior quality and particle uniformity	Limited production capacity & low quality
Complexity	Physical process that creates a chemical reaction without catalysts or other contaminants	Chemical process requires solvent, catalysts & other contaminants
Cost / Maintenance	Low manufacturing costs with patented automation processes	High manufacturing costs with manual processes which takes significant time
Innovation / IP	Patented method, equipment, and scaling production of 100/150/200mm substrates	Technology limitations of batch and large-size substrate production

Sourcing and Suppliers

We are an early-stage development company and have not secured or entered into negotiations to secure definitive agreements to source materials and equipment necessary to manufacture our intended products as of the date of this Offering Circular.

Intellectual Property

All of the intellectual property that will be used by us to manufacture our intended products is owned by the Company.

List of Patents:

<u>USA</u>
United States Patent and Trademark Office Utility Patent of the method and apparatus for producing refractory compound particles and single crystals of Gallium Nitride and various nitrides, carbides, oxides, sulfides, hydrides, and halides, etc.

1. **US Patent No. 9,926,197 B2**
   Method and Apparatus for producing compound powders, (PATENT ISSUED) Expected to expire March 2032.

2. **U.S. Application No.: 17/869,710**
   Systems and Methods for Fabricating Crystals of Metal Compounds (which was a conversion from U.S. Provisional Application 63/223,731, filed with the U.S. Patent Office to secure a July 20, 2022 filing date.)
   (PATENT PENDING) Expected to expire July 2041.

<u>INTERNATIONAL</u>
PCT Patent of the method and apparatus for producing refractory compound particles and single crystals of Gallium Nitride and various nitrides, carbides, oxides, sulfides, hydrides, and halides, etc.
(PCT or "Patent Cooperation Treaty" covers up to 157 nations/states including China and Hong Kong)

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3. **International Application No. PCT/US22/37758**
   Systems and Methods for Fabricating Crystals of Metal Compounds (which was a conversion from U.S. Provisional Application 63/223,731, filed with the U.S. Patent Office to secure a July 20, 2022 filing date.)
   (PATENT PENDING) Expected to expire July 2041.

The aforementioned patents were initially licensed to us by Proto Materials, LLC, which was a limited liability company owned by Jim Qiu, our Chief Technology Officer. On March 20, 2024, we acquired Proto Materials through a merger of Proto Materials with and into our company with our company being the surviving entity. As a result of this merger, we now own the patented technology directly instead of through a license.

Government and Environmental Regulations

US manufacturers of semiconductor materials are required to comply with a range of governmental regulations related to the environment, worker health and safety, consumer protection, and privacy. Some of the Federal environmental laws we may need to comply with are Resource Conservation and Recovery Act or RCRA; Clean Air Act or CAA; Clean Water Act or CWA; Toxic Substances Control Act or TSCA; and the Emergency Planning and Community Right-to-Know Act or EPRCA. In addition to these Federal laws, we will also be subject to state and local environmental regulations, such as air and water quality standards, hazardous waste management requirements, and land use regulations.

As a US manufacturer of materials for GaN and other WBG materials, we will become subject to a variety of federal, state and local governmental regulations including the use, storage, emission, discharge and disposal of toxic, volatile or otherwise hazardous chemicals that may be used in our intended manufacturing process at or from our future facilities into the air and water and remediation of any contamination, as well as other regulations related to health and safety, consumer protection and privacy.

We intend to comply with all applicable laws and regulations once we commence operations. However, any failure on our part to control the use of, or adequately restrict the discharge of hazardous substances, or otherwise comply with environmental and other laws and regulations could result in significant civil and criminal fines being imposed on us, suspension of production or cessation of our future operations, and third-party personal injury claims. If our suppliers do not comply with applicable laws, we could be subject to adverse government actions and may not be able to import critical supplies.

We will be subject to the laws, licensing requirements, and regulations of several governmental authorities by virtue of our involvement in our planned development of manufacturing facilities. We intend for each proposed facility to be designed, constructed, and operated to meet applicable regulations, development standards, and industry best practices, and will endeavor to minimize and mitigate the impact to threatened or endangered species, habitats, wetlands, cultural resources, and sensitive land use. Prior to and throughout construction of a facility, we plan to incorporate best practices and work closely with relevant County, State, and Federal agencies.

Legal Proceedings

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From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. As of the date of this offering statement, we are not involved in the legal proceedings known to the Company.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   <u>Discuss the material factors that make an investment in the issuer speculative or risky:</u>

An investment in our company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

- We are an early development-stage company with a limited operating history and a history of losses.

- Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

- Our business may be adversely affected by the state of the global economy, uncertainties in global financial markets, and possible trade tariffs and trade restrictions.

- Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

- We may be subject to volatility and uncertainty in customer demand, supply chains, worldwide economies and financial markets resulting from the COVID-19 pandemic or other outbreaks of infectious diseases or similar public health threats.

- We are subject to risks related to international sales and purchases.

- Our potential operations in foreign countries would expose us to certain risks inherent in doing business internationally, which may adversely affect our business, results of operations or financial condition.

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- We cannot assure you that we will effectively manage our planned growth strategy.

- The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business.

- Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business, financial condition, and results of operations.

- Our patent application in the United States and under the Patent Cooperation Treaty (PCT) are pending and may not be approved and our ability to obtain intellectual property protection for the manufacturing of our future products is uncertain.

- We may not be able to protect our intellectual property rights throughout the world.

- If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and future products could be significantly diminished.

- Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

- We will be subject to and may incur significant liabilities if we fail to comply with stringent environmental laws and regulations.

- Our operating results are substantially dependent on the acceptance of new products.

- Variations in our future production could impact on our ability to reduce costs and could cause our margins to decline and our operating results to suffer.

- Our results of operations, financial condition and business could be harmed if we are unable to balance future customer demand and capacity.

- We will operate in industries that are subject to significant fluctuation in supply and demand and ultimately pricing, which may affect our expected future revenue and profitability.

- The markets in which we will operate are highly competitive and have evolving technical requirements.

- Our expected future revenue will be highly dependent on our future customers' ability to produce, market and sell more integrated products.

- Our future results may be negatively impacted if future customers do not maintain a favorable perception of our brands and products.

- If our intended products fail to perform or fail to meet customer requirements or expectations, we could incur significant additional costs, including costs associated with the recall of those items.

- If we are unable to effectively develop, manage and expand our future sales channels for our products, our operating results may suffer.

- Catastrophic events and disaster recovery may disrupt business continuity.

- We may not be able to obtain the raw materials we need to develop our future products at favorable prices or at all.

- It is critical to our operations and our ability to develop our future products that we identify and maintain relationships with equipment manufacturers that can produce custom equipment that satisfies our specifications. Failure to do so could result in our inability to develop our future products or result in the production of products that does not meet our future customers'

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requirements.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

- Investors may have difficulty in selling stock they purchase due to the lack of a current public market for our Common Stock and the restrictions applicable to the transfer of such stock.

- Investors may have difficulty in reselling their shares due to state Blue Sky laws.

- This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

- Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our stockholders.

- We may, in the future, issue additional shares of Common Stock. We may also grant options or stock awards to our officers, directors, consultants, or others in consideration for services. Any stock issuances or equity award grants would reduce investors' percentage of ownership and may dilute our share value.

- Investors in this offering will experience immediate and substantial dilution.

- We have broad discretion in the use of the net proceeds from this offering, and our use of the offering proceeds may not yield a favorable return on your investment.

- We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our securities must come from increases in the fair market value and trading price of our securities.

- We are not required to raise any minimum amount in this offering before we may utilize the funds received in this offering. Investors should be aware that there is no assurance that any monies beside their own will be invested in this Offering.

- We may terminate this offering at any time during the offering period.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

THE OFFERING

9. **What is the purpose of the offering?**

The purpose of the offering is to raise capital with the sale of Common Stock to use for validating the efficacy of Mivium's patented technology through research and development, intellectual property development and protection, working capital and other general corporate purposes. Pending such uses, we will invest the proceeds of the Offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States.

10. **How does the issuer intend to use the proceeds of this offering?**

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	If Target Offering Amount is Sold	If Maximum Amount is Sold[(1)(2)]
Total Proceeds	$20,000	$5,000,000
Less: Offering Expenses	$81,400	$691,666
(A) Intermediary Commissions (7%)	$1,400	$350,000
(B) Legal Expenses	$50,000	$50,000
(C) Accounting Expenses	$25,000	$25,000
(D) Miscellaneous Offering Expenses	$5,000	$266,666
Net Proceeds	$-61,400	$4,308,334
Use of Net Proceeds		
(E) Building facility/plant (M1): Land	$0	$330,500
(F) Employees, Scientists & Consultants	$0	$1,862,000
(G) Equipment, Equipment Design, Fabrication and Testing	$0	$1,150,000
(H) Raw Materials (gallium & nitrogen)	$0	$144,000
(I) IP development and protection, cybersecurity	$0	$50,000
(J) Working Capital	$0	$771,834
Total Use of Net Proceeds	**$0**	**$ 4,308,334**

(1) We will accept proceeds in excess of the target-offering amount of $20,000. We will allocate oversubscriptions at the Company's discretion. We will use the oversubscribed amount up to $5,000,000 in the manner described in the above table subject to (2) below.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding in order to fully implement our business plan. Please see section entitled "Risk Factors."

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our Common Stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is April 29, 2025.

Cancellation instructions can be found in the Equifund investor dashboard. Investors may cancel their investment commitment by sending an email to support@equifund.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Equifund for further information. If the Investor's investment commitment is cancelled, the corresponding investment shall be refunded to the Investor without deduction for any fee, commission, or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target-offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct a refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target-offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

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OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   <u>**Describe the terms of the securities being offered.**</u>

Terms of the Offering

We are offering up to 50,000,000 shares of our Common Stock for $5,000,000. We are attempting to raise a minimum amount of $20,000 in this offering through the sale of a minimum of 200,000 shares of Common Stock, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by April 29th, 2025, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline, and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $5,000,000, which we refer to as the maximum amount, and the additional proceeds will be allocated as set forth in Question 10 of this Form C.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement (as attached in Exhibit B). Investor funds will be held in escrow with Enterprise Bank, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmation from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The securities being offered have been arbitrarily valued based on market comparables.

The offering is being made through EquiFund Crowd Funding Platform, Inc., the intermediary.

The subscription agreement for the offering contains a drag along right that gives the holders of a majority of the outstanding Common Stock a right to force the holders of Common Stock to participate in a sale of the company on terms negotiated by the holders of the Common Stock. This right includes the right to cause the holders of Common Stock to sign all requisite transaction documents relating to the sale of the company and grants any officer of the company a power of attorney to sign on behalf of the holders of Common Stock if they fail to sign within the requisite time periods.

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Commission/Fees

7% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our Common Stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14.   **Do the securities offered have voting rights? [X] Yes [ ] No**

Investors in this round will receive Common Stock with one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote with the exceptions stated in Question 15.

15.   **Are there any limitations on any voting or other rights identified above? [X] Yes [ ] No**

Investors who acquire Common Stock in this Offering shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

16.   **Explain how the terms of the securities being offered may be modified?**

The terms of the Common Stock may be modified upon the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock.

Description of Issuer's Securities

17.   **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this offering statement, a total of 206,666,666 shares of our common stock and no shares of our preferred stock are issued and outstanding.

During the period from November 9, 2022 through April 2024, we entered into and issued Simple Agreements for Future Equity ("**SAFEs**") to certain accredited investors raising a total of $1,343,330 with a valuation cap at $15 million and a discount of 25%. The SAFE securities are convertible into approximately 17,911,067 shares of common stock upon the consummation of this offering assuming the maximum number of shares have been sold.

11,667 shares of common stock will be issued to the Intermediary if the minimum offering is sold, and 2,916,667 shares of common stock will be issued to the Intermediary if the maximum offering is sold at the closing of this Offering.

The Company reserves the right to issue any additional securities outstanding other than the above, any debt securities, any warrants, options, or similar rights in the future.

We have also adopted the Mivium 2024 Equity Incentive Plan. Under this plan we can issue options (incentive stock options and nonqualified stock options), restricted stock and restricted stock units. A total of 65,000,000 shares of our common stock are reserved for issuance under this plan.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our Common Stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same.

If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation, if any.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [ ] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have no ability to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued based on market comparables.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority stockholder, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our certificate of incorporation, the creation of securities that are senior to the common stock being offered, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, rights of first refusal or co-sale rights, which means that corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price-based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

Our Chief Executive Officer, Eric Tsai, made several loans to the Company since its inception to fund the Company's essential and critical operations, totaling $333,994.70 as of the date of this Offering Statement, which amount is currently outstanding. In light of these outstanding loans, on March 1, 2024, the Company issued to Mr. Tsai a Convertible Grid Promissory Note, with future loan amounts and repayments of any loans to be reflected in the Schedule to such Grid Note in accordance with its term.

25. **What other exempt offerings has the issuer conducted within the past three years?**

On July 1, 2023, the Company approved an offering pursuant to Regulation A under Section 3(b) of the Securities Act of 1933 for the sale of up to 33,333,333 shares of Company's common stock, par value $0.0001 per share and filed an offering statement on Form 1-A (File No. 024-12309) with the Securities and Exchange Commission on August 4, 2023, which was qualified by the Commission on September 21, 2023. The Company withdrew the Regulation A Offering and filed a request for withdrawal with the Commission since the Regulation A Offering never commenced and no common stock was sold.

During the period from November 9, 2022 through April 2024, we entered into and issued Simple Agreements for Future Equity ("**SAFEs**") to certain accredited investors raising a total of $1,343,330 with a valuation cap at $15 million and a discount of 25%. The SAFE securities are convertible into approximately 17,911,067 shares of common stock upon the consummation of this offering assuming the maximum number of shares have been sold.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

576205.4

On March 1, 2024, we entered into a consulting agreement with Calabrian Capital LLC, a California limited liability company, or Calabrian, and Ginetto Addiego, to engage Calabrian to provide consulting services to us. As part of the engagement, we appointed Mr. Addiego as our chief operating officer for no consideration other than the consideration to be provided to Calabrian pursuant to and subject to the terms and conditions set forth in the consulting agreement. In consideration for Calabrian's services rendered, we agreed to pay Calabrian an annual base amount of $150,000. As a part of compensation, we also granted Calabrian a restricted stock award of 750,000 shares of our common stock. The compensation also includes certain annual equity retention and milestone bonuses (as defined in the consulting agreement). The consulting agreement incorporates standard provisions, including but not limited to, termination, indemnification, non-disclosure, confidentiality, and other provisions that are customary and consistent with agreements of this nature.

On March 1, 2024, we entered into a consulting agreement with CVD Enterprises LLC, a California limited liability company, or CVD, and Chandra Deshpandey, to engage CVD to provide consulting services to us. As part of the engagement, we appointed Mr. Deshpandey as our chief technology officer for no consideration other than the consideration to be provided to CVD pursuant to and subject to the terms and conditions set forth in the consulting agreement. In consideration for CVD's services rendered, we agreed to pay CVD an annual base amount of $300,000. As a part of compensation, we also granted CVD a restricted stock award of 750,000 shares of our common stock. The compensation also includes certain annual equity retention and milestone bonuses (as defined in the consulting agreement). The consulting agreement incorporates standard provisions, including but not limited to, termination, indemnification, non-disclosure, confidentiality, and other provisions that are customary and consistent with agreements of this nature.

Our Chief Executive Officer, Eric Tsai, made several loans to the Company since its inception to fund the Company's essential and critical operations, totaling $333,994.70 as of the date of this Offering Statement, which amount is currently outstanding. In light of these outstanding loans, on March 1, 2024, the Company issued to Mr. Tsai a Convertible Grid Promissory Note, with future loan amounts and repayments of any loans to be reflected in the Schedule to such Grid Note in accordance with its term.

On March 20, 2024, we entered in an agreement and plan of merger with Proto Materials, LLC, a Delaware limited liability company, or Proto, an entity owned and controlled by Jim Qiu, our Chief Technology Officer, pursuant to which Proto merged with and into the Company, with the Company acquiring all assets, rights, and properties of Proto and the Company continuing as the surviving corporation. We filed a certificate of merger with the State of Delaware on March 25, 2024.

During the period from November 9, 2022, through April 2024, we entered into and issued Simple Agreements for Future Equity ("**SAFEs**") to certain accredited investors raising a total of $1,343,330 with a valuation cap at $15 million and a discount of 25%. The SAFE securities are convertible into approximately 17,911,067 shares of common stock upon the consummation of this offering assuming the maximum number of shares have been sold.

On December 15, 2023, we entered into a separation agreement and release with GoBig dba OnDemand Business Software, Inc., or GoBig, a California Corporation whose President, Derek Cahill, was our former Chief Operations Officer, Treasurer and Director, to terminate GoBig's professional services agreement and any other services provided to the Company and to terminate Mr. Cahill's positions with the Company. Pursuant to the agreement, in full and final settlement of all amounts owed to GoBig as a result of GoBig's professional services agreement, we agreed to pay GoBig a sum of one hundred thousand dollars ($100,000) within twelve (12) months of our fundraising in 2024.

576205.4

On February 19, 2023, we entered into a Media Services and Advisory Agreement with CDMG. Under the agreement, CDMG will offer advisory services in connection with our offerings for capital raises including introductions to professional consultants and financial publishing institutions who have expertise with fundraising. In addition, CDMG will advise us with respect to investment materials and communications. The term of the agreement is one year. As consideration for these services, we have agreed to pay CDMG $1,000,000 in scheduled payments as outlined in the agreement. In addition, we agreed to issue CDMG 0.75% of our outstanding common shares at the date of this agreement, or 1,250,000 shares. The shares are to be issued in scheduled amounts as outlined in the agreement.

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with Elite Turner, Inc., a company owned by Eric Tsai, our Chief Executive Officer, President and a member of our board of directors. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide various planning, marketing, branding and funding campaign support services. We agreed to pay Mr. Tsai a monthly fee of $10,000 for the performance of his services. All fees for Mr. Tsai's services for the period ended December 31, 2022 were unpaid and accrued.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [ ] Yes [X] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

General

We are an early-stage material science development company focused on the development of a next or third-generation wide bandgap (WBG) semiconductor sector with a low carbon imprint. We have no products, manufacturing facilities, suppliers, customers, or revenues to date. Using our patented technology, our business plan is aimed at advancing innovative WBG semiconductor materials that are ethically sourced, nontoxic and that will be manufactured through sustainable and socially responsible practices.

Our planned deep tech approach is expected to deliver WBG semiconductor materials, such as gallium nitride or GaN particles and substrates, and the ultra-wide bandgap (UWBG) subset of WBG semiconductor materials, such as aluminum gallium nitride or AlGaN, aluminum nitride or AlN, along with other WBG, photonic, spintronic, and quantum materials, with superior quality and particle uniformity at economic scale that helps to reduce heat and power consumption from electronic devices that they will be incorporated into to meet the challenges of climate change and the demand for energy-efficient devices.

With the emphasis on bringing manufacturing back to the U.S., particularly for semiconductors, while minimizing environmental impact, we plan to manufacture all future products at yet-to-be-built facilities in the U.S., powered by renewable energy sources. To achieve this goal, our first step is to optimize our patented technology through Research and Development efforts and validate its scientific foundation. Once the technology is optimized, we can potentially commercialize it by constructing a manufacturing facility. Consequently, we intend to invest the proceeds from this Offering heavily into our existing R&D lab in Fremont, California. As a result, we do not anticipate generating revenue in the foreseeable future and will continue to rely on additional financing to sustain our operations and execute our business plan.

We intend to market our WBG semiconductor materials to companies that require such materials for integration into their chips and next generation electronic and industrial products. While the production reliability and cost of GaN has challenged its fast adoption, we believe that our process and our management's 20 plus years of proven research and development expertise in material science, semiconductor engineering, advanced manufacturing technology, automation, and molecular quantum mechanics, will enable us to deliver high quality GaN particles and substrates at economies of scale, previously considered impossible, and remove these obstacles.

Financial Results

Results of Operations for the Period from July 1, 2022 (Inception) to December 31, 2022 and 12-month period ending December 31, 2023.

The following sets forth key components of our results of operations for the period from July 1, 2022 (inception) to December 31, 2022 and 12-month period ending December 31, 2023.

Revenues. During the period from July 1, 2022 (inception) to December 31, 2023, and 12-month period ending December 31, 2023, we did not generate any revenues.

Cost of Revenues. As we have had no revenues, we had no cost of revenues.

Operating Expenses. Our operating expenses include marketing and general and administrative expenses related to the establishment of our business and plan for operation for the period from July 1, 2022 (inception) to December 31, 2022, and for the 12-month period ending December 31, 2023. Major changes in operating expenses are described below:

- Marketing expense was $14,180 in the 2023 period versus $40 for the 2022 period. The increase resulted mainly from patent valuation work done for us by a third party in 2023.

- Consulting expenses of $185,000 in 2023 compared to $188,000 in 2022, a decrease of $3,000. This cost category includes consulting expenses for our CEO, executive officers (or former officers), and a shareholder, $170,000 of which was accrued and payable as of December 31, 2023.

- Legal and accounting costs were $142,762 for the 2023 period compared to $58,058 for the 2022 period, an increase of $84,704. Legal costs rose $55,896 while accounting costs increased $28,808, the majority of which was related to our fund-raising efforts including this Offering.

Other Income / Expense. Interest expense increased to $40,721 in 2023 from $10,029 in 2022, an increase of $30,692. The increase was caused by imputed interest on higher levels of related party debt during 2023. During the 2023 period we also recorded a gain on extinguishment of debt in the amount of $11,229 resulting from a termination settlement agreement with a former officer of our Company.

Net loss. As a result of the cumulative effect of the factors described above, our net loss was $408,207 for the twelve month period ending December 31, 2023 compared to $286,099 for the period ended December 31, 2022, an increase of $122,108.

Liquidity and Capital Resources

We are highly dependent on the success of this Offering to meet our ongoing working capital needs and to fully execute our business plan. The maximum aggregate amount of this Offering will be required to fully implement our business plan. Historically, we have been funded through advances from our founding shareholders and the sale of our equity and debt securities, including convertible debt. In the event our proposed Offering is not successful, we will need to raise capital through alternative sources, such as a private placement of our equity or debt securities. However, we have not identified any potential source of alternative financing. There can be no guarantees that any such financing would become available to us. If we cannot raise additional proceeds via a private placement of our equity or debt securities, or secure a loan, we would be required to cease business operations. As a result, investors would lose all their investment.

Our cash $106,440 as of December 31, 2023 compares to $107,284 as of December 31, 2022. Total assets of $1,036,626 as of December 31, 2023 compares to $118,785 as of December 31, 2022, with the 2023 period containing deferred offering costs of $922,951 relating mainly to payments made under a Media Services and Advisory Agreement in connection with the Offering.

During the year ended December 31, 2023, we raised $1,088,330 in proceeds from the issuance of SAFE securities, which are reflected on our balance sheets as current liabilities. In addition, we reported increases in accounts payable and accrued liabilities (up $63,929) and related party debt (up $79,319) when comparing December 31, 2023 and 2022 balances. As of December 31, 2023 we reported a non-current liability of $100,000 in connection with a termination settlement agreement with a former officer of our Company.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

Merger with Proto Materials, LLC

On March 20, 2024, we entered in an agreement and plan of merger with Proto Materials, LLC, a Delaware limited liability company, or Proto, an entity owned and controlled by Jim Qiu, our Chief Technology Officer, pursuant to which Proto merged with and into the Company, with the Company acquiring all assets, rights, and properties of Proto and the Company continuing as the surviving corporation. We filed a certificate of merger with the State of Delaware on March 25, 2024.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

The audited financial statements attached hereto as Exhibit A are an integral part of this Form C and should be reviewed in their entirety.

OTHER MATERIAL INFORMATION

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director,**

officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i)   in connection with the purchase or sale of any security? [___] Yes [X] No

   (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? [___] Yes [X] No;

   (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)   at the time of the filing of this offering statement bars the person from:

      (A) association with an entity regulated by such commission, authority, agency or officer? [___] Yes [X] No

      (B) engaging in the business of securities, insurance or banking? [___] Yes [X] No

      (C) engaging in savings association or credit union activities? [___] Yes [X] No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [___] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [___] Yes [X] No

    (ii) places limitations on the activities, functions or operations of such person? [___] Yes [X] No

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [___] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

    (1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [___] Yes [X] No

    (ii) Section 5 of the Securities Act? [___] Yes [X] No

If Yes to either of the above, explain:_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [___] Yes [X] No

If Yes, explain:_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [___] Yes [X] No

If Yes, explain:_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail

by means of false representations? [__] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

31.   **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

In addition to the following information, please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this Offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website no later than April 30, 120 days after the end of each fiscal year covered by the report (or April 29 during a leap year). Once posted, the annual report may be found on our website at http://www.mivium.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on the Crowdfunding Exemption, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

576205.4

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached audited financial statements are true and complete in all material respects.

/s/ *Eric Tsai*
_____
(Signature)

Eric Tsai
_____
(Name)

Chief Executive Officer, President, and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Eric Tsai Eric Tsai	Chief Executive Officer, President and Director	September 4, 2024
/s/ *Jim Qiu* Jim Qiu	Chief Product Officer	September 4, 2024
/s/ *Rick Qiu* Rick Qiu	Senior Vice President, Secretary and Director	September 4, 2024

I, Eric Tsai, being the Chief Executive Officer of Mivium, Inc., a Delaware corporation, hereby certifies as of this date that:

The accompanying audited financial statements of the Company, which are comprised of (i) the Company's consolidated balance sheets as of December 31, 2023 and 2022, the related statements of operations, changes in stockholders' deficit and cash flows for the twelve months ended December 31, 2023 and the period from July 1, 2022 (Inception) through December 31, 2022, and related notes , are true and complete in all material respects.

/s/ *Eric Tsai*
_____
(Signature)

Eric Tsai
_____
(Name)

Chief Executive Officer, President, and Director
_____
(Title)

September 4, 2024
_____
(Date)

[*Exhibits Follow*]

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Form of Subscription Agreement

EXHIBIT A

Audited Financial Statements

MIVIUM, INC.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the board of directors of Mivium, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mivium, Inc. (the "Company"), as of December 31, 2023 and 2022, the related statements of operations, changes in stockholders' deficit and cash flows for the twelve months ended December 31, 2023 and the period from July 1, 2022 (Inception) through December 31, 2022, and related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the twelve months ended December 31, 2023 and the period July 1, 2022 through December 31, 2022, in conformity with the accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ TAAD LLP
We have served as the Company's auditor since 2023
Diamond Bar, CA
September 4, 2024

MIVIUM, INC.
CONSOLIDATED BALANCE SHEETS
(in U.S. Dollars)

		December 31, 2023		December 31, 2022
ASSETS				
Current assets:				
Cash	$	106,440	$	107,284
Prepaid expense		6,175		—
Deferred offering costs		922,951		—
Due from related parties		—		11,501
Total current assets		1,035,566		118,785
Non-current assets:				
Equipment, net		1,060		—
Total assets	$	1,036,626	$	118,785
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable and accrued liabilities	$	75,419	$	11,490
SAFE liability		1,188,330		100,000
Due to related parties		346,267		266,948
Total current liabilities		1,610,016		378,438
Non-current liabilities:				
Account payable to consultant		100,000		—
Total non-current liabilities		100,000		—
Total liabilities		1,710,016		378,438
Stockholders' Deficit				
Common stock, par value $0.0001; 500,000,000 shares authorized, 166,666,666 shares issued and outstanding as of December 31, 2023 and 2022, respectively		16,667		16,667
Subscription receivable		—		(250)
Additional paid-in capital		4,249		10,029
Accumulated deficit		(694,306)		(286,099)
Total Stockholders' Deficit		(673,390)		(259,653)
Total Stockholders' Deficit and Liabilities	$	1,036,626	$	118,785

See accompanying notes to the consolidated financial statements.

MIVIUM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in U.S. Dollars)

	For the Twelve Months Ended December 31, 2023	For the Period from July 1, 2022 (Inception) to December 31, 2022
Operating expenses:		
Marketing	$ 14,180	$ 40
General and administrative		
Consulting	185,000	188,000
Legal and accounting	142,763	58,058
Travel and entertainment	13,896	12,949
Others	22,876	17,023
Total operating expenses	378,715	276,070
Operating loss	(378,715)	(276,070)
Other income (expense)		
Interest expense	(40,721)	(10,029)
Gain on extinguishment of debt	11,229	—
Total other income (expense)	(29,492)	(10,029)
Loss before provision for income taxes	(408,207)	(286,099)
Provision (benefit) for income taxes	—	—
Net loss	$ (408,207)	$ (286,099)
Weighted average common shares – basic and diluted	166,666,667	87,431,694
Loss per weighted average common share – basic and diluted	$ (0.00)	$ (0.00)

See accompanying notes to the consolidated financial statements.

MIVIUM, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(in U.S. Dollars)

	Common Stock		Subscription Receivable	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' (Deficit)
	Shares	Amount				
Balance – July 1, 2022 (inception)	—	$ —	$ —	$ —	$ —	$ —
Issuance of Founders' shares	166,666,666	16,667	(250)	—	—	16,417
Fair value adjustment on origination of liability below market interest rates	—	—	—	10,029	—	10,029
Net loss					(286,099)	(286,099)
Balance – December 31, 2022	166,666,666	16,667	(250)	10,029	(286,099)	(259,653)
Common control acquisition of Proto Materials LLC	—	—	—	(46,501)		(46,501)
Proceed from subscription receivable	—	—	250	—	—	250
Fair value adjustment on origination of liability below market interest rates	—	—	—	40,721	—	40,721
Net loss	—	—	—	—	(408,207)	(408,207)
Balance – December 31, 2023	166,666,666	$ 16,667	$ —	$ 4,249	$ (694,306)	$ (673,390)

See accompanying notes to the consolidated financial statements.

MIVIUM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in U.S. Dollars)

	For the Twelve Months Ended December 31, 2023	For the Period from July 1, 2022 (Inception) to December 31, 2022
Cash flows from operating activities:		
Net loss	$ (408,207)	$ (286,099)
Adjust net loss for items not involving cash:		
Gain on extinguishment of debt	(11,229)	—
Fair value adjustment on origination of liability below market interest rates	40,721	10,029
Depreciation	145	—
Changes in non-cash working capital items:		
Deferred offering costs	(922,951)	—
Prepaid expenses	(6,175)	—
Accounts payable and accrued liabilities	175,157	11,490
Net cash used in operating activities	(1,132,538)	(264,580)
Cash flows from investing activities:		
Purchase of fixed assets	(1,205)	—
Net cash used in investing activities	(1,205)	—
Cash flows from financing activities:		
Proceeds from issuance of Founders' common stock	250	16,417
Proceeds from SAFE securities	1,088,330	100,000
Advances from related parties	44,319	266,948
Advances to related parties	—	(11,501)
Net cash provided by financing activities	1,132,899	371,864
Change in cash for the period	(844)	107,284
Cash, beginning of year	107,284	—
Cash, end of year	$ 106,440	$ 107,284
Supplemental disclosures of cash flow information		
Interest paid	$ —	$ —
Income tax paid	$ —	$ —

See accompanying notes to the consolidated financial statements.

MIVIUM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

Organization and Business

Mivium, Inc. was incorporated on July 1, 2022 under the laws of the State of Delaware. Under our Articles of Incorporation as of December 31, 2023, we are authorized to issue 210,000,000 shares of common stock. As of December 31, 2023, our issued and outstanding shares totaled 166,666,666, all of with are owned by our Founders. Our largest stockholder as of December 31, 2023 is Proto Materials, LLC ("Proto") and our relationship with Proto is discussed below. Proto's sole owner and his son own 113,433,333 of our common shares as of December 31, 2023 representing approximately 68% of shares outstanding. Our year end is December 31.

On March 21, 2024, we amended our Articles of Incorporation to increase our authorized common shares to 500,000,000 and to allow for the issuance of 50,000,000 shares of preferred stock. See Note 10.

We are in the business of developing high quality advanced semiconductor materials by utilizing our patented process to manufacture and distribute such materials. As a material science company aimed at sustainability, we have distinctive technological approaches to deliver the next generation of semiconductors that are ethically manufactured without any pollution, non-toxic, with superior quality and particle uniformity.

We strive to deliver innovative deep tech solutions by unlocking the true potential of material science. Our mission is to meet the current and future needs of society by delivering innovative next generation material-based solutions to improve the everyday quality of life. We do this by developing platform materials that enable groundbreaking technology to solve some of the world's toughest challenges towards a more sustainable future. With materials, especially platform materials, being the backbone and source of prosperity of an industrial society, we are focused on sustainability and clean tech to develop the next generation sustainable semiconductor platforms for gallium nitride or GaN, aluminum gallium nitride or AlGaN, aluminum nitride or AlN along with other wide bandgap or WBG, photonic, spintronic, and quantum materials.

On May 1, 2023, we entered into an Exclusive Patent License Agreement ("Patent Agreement") with Proto Materials, LLC ("Proto"), our largest stockholder. Proto is the owner of certain patent rights and know-how that will allow us to produce and market our semiconductor products ("Licensed Products") worldwide. We are in the process of raising capital to be used to construct or acquire a manufacturing facility which will produce the Licensed Products. See Note 3 for more information concerning the Patent Agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

We have prepared the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). These principles require us to consolidate all entities that we control by ownership of a majority voting interest. Additionally, there are situations in which consolidation is required even though the usual condition of consolidation (ownership of a majority voting interest) does not apply. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between such entity's voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a "VIE." An enterprise must consolidate a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both (1) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

As stated above, we entered into the Patent Agreement with Proto under which we have exclusive rights to use Proto's patent rights and know-how. At a future date, we intend, in the normal course of business, to produce and market semiconductor products using Proto's patent rights and know-how in a facility we anticipate developing. Given the common ownership of our Company and Proto and the exclusive nature of the Patent Agreement, our Company is able to determine Proto's economic performance. Through our Company's interest in the Proto, we have the right to receive benefits or the obligation to absorb losses that could be potentially significant to Proto and, as a result, our Company is the primary beneficiary of Proto and must consolidate the entity. We have accounted for the consolidation as a reorganization under common control. As a result, these consolidated financial statements for the year ended December 31, 2023 include the accounts of Mivium and Proto. For the 2022 period, Mivium is presented alone. For the 2023 period, all intercompany transactions and balances have been eliminated. On March 20, 2024, we entered into a Short Form Merger Agreement (the "Merger Agreement") with Proto, under which Proto was merged into our Company. See Notes 3 and 10.

The following table presents the classification of Proto's assets and liabilities in these consolidated financial statements as of December 31, 2023.

Consolidated Proto Assets:		
Cash	$	8,654
Consolidated Proto Liabilities:		
Due to related party	$	45,000

Going Concern Considerations

The accompanying consolidated financial statements contemplate continuation of our Company as a going concern. We have no revenues, have incurred a net loss, and have an accumulated deficit of $694,306 as of December 31, 2023. There is uncertainty whether our capital needs over the next 12 months can be met and, as a result, there is reasonable doubt about our ability to continue as a going concern for one year from the date of this report. If we are unable to obtain adequate capital to meet our working capital needs, we could be forced to cease operations.

The continuation of our Company as a going concern is dependent upon continued financial support from our stockholders, the ability to raise equity or debt financing, and the attainment of profitable operations from any future business we may acquire. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our cash balances as of December 31, 2023 and 2022 were $106,440 and $107,284, respectively.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company's assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 — Unobservable inputs which are supported by little or no market activity.

For assets and liabilities, such as cash and accounts payable/accrued liabilities maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair Value Hierarchy of liabilities that are recognized and measured at fair value in the consolidated financial statements as of December 31, 2023 and 2022 (level 3 inputs are not applicable) are as follows:

	Fair Value Measurement Using	
	Level 1	Level 2
DECEMBER 31, 2023		
LIABILITIES		
Due to related party – recognized at fair value [2]	$ —	$ 346,267
DECEMBER 31, 2022		
ASSETS		
Due from related party – recognized at fair value [1]	$ —	$ 11,501
LIABILITIES		
Due to related party – recognized at fair value [2]	$ —	$ 266,948

_____

(1) The amount due from related parties contains no interest provision and is expected to be repaid in the near term – the carrying amount approximates fair value.

(2) The amounts due to related parties contain no interest provision and we calculated interest at our current incremental borrowing rate. As a result, during the twelve months ended December 31, 2023 and the period from July 1, 2022 through December 31, 2022, we recorded gains on origination of financial liabilities in the amounts of $40,721 and $10,029, respectively. The amounts were reflected in additional paid-in capital because of the related party relationships.

Financial risk factors

As of December 31, 2023, we believe our activities do not expose us to any market, credit or liquidity risk.

Deferred Offering Costs

We account for deferred offering costs in accordance with SEC Staff Accounting Bulletin Topic 5A, *Expenses of Offering*. Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to our offering agreement described in Note 6. Deferred offering costs will be charged to stockholders' equity upon the receipt of funds from the offering. Should the Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income Taxes

We account for income taxes in accordance with ASC 740 - *Income Taxes*, which requires us to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes.

Our income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

Net Income/Loss Per Share

We compute net income (loss) per share in accordance with ASC 260, *Earnings per Share*. ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all potential dilutive shares if their effect is anti-dilutive. As of December 31, 2023 and 2022, we had no dilutive common shares.

The table below presents the computation of basic and diluted net loss per share for the twelve months ended December 31, 2023 and for the period July 1, 2022 through December 31, 2022:

	2023	2022
Numerator:		
Net loss	$ (408,207)	$ (286,099)
Denominator:		
Weighted average common shares outstanding — basic	166,666,666	87,431,694
Dilutive common stock equivalents	—	—
Weighted average common shares outstanding — diluted	166,666,666	87,431,694
Net loss per share:		
Basic and diluted	$ (0.00)	$ (0.00)

New Accounting Pronouncements

We have reviewed all accounting pronouncements recently issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC and have determined that they are either not applicable or are not believed to have a material impact on our present or future financial statements.

3.   **Patent Agreement**

As stated in Note 1, on May 1, 2023 we entered into the Patent Agreement with Proto, the owner of certain patent rights and know-how for the development of materials to use in the production of advanced semiconductors and other similar products ("Licensed Products"). Under this agreement Proto granted Mivium an exclusive, worldwide, royalty-free, perpetual, transferable, sublicensable license in consideration for equity interests in Mivium previously issued to Proto. The license allows Mivium to make, have made, use, offer for sale, sell and import the Licensed Products, all as specified in the Patent Agreement. As stated in Note 1, we are in the process of raising capital to be used to construct or acquire a manufacturing facility which will produce the "Licensed Products".

4. Related Party Transactions

Due from Related Parties

As of December 31, 2022, we were owed $11,501 from two related parties who are the owners of a company that is our largest stockholder. The amounts owed were legal expenses paid on their behalf. The amounts are due on demand and are expected to be paid in the near future. This amount was eliminated in consolidation during the twelve months ended December 31, 2023.

Due to Related Parties

As of December 31, 2023 and 2022, our indebtedness to related parties was as follows:

	2023	2022
Elite Turner, Inc.	$ 283,995	$ 146,885
GoBigWeb, dba OnDemand Business Software, Inc.	—	103,896
Rick Qui, Chief Products Officer ("CPO")	39,747	3,642
Jim Qui, owner of Proto	10,000	—
Mivium Industries	12,525	12,525
Total	$ 346,267	$ 266,948

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with Elite Turner, Inc., a company owned by Eric Tsai, our CEO. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide various planning, marketing, branding and funding campaign support services. We agreed to pay Mr. Tsai a monthly fee of $10,000 for the performance of his services. All fees for Mr. Tsai's services for the periods ended December 31, 2023 and 2022 were unpaid and accrued.

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with GoBigWeb, dba OnDemand Business Software, Inc., a company owned by Derek Cahill, our then COO. The agreement is month-to-month and may be terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Cahill is to provide various services relating to financial strategy, operations, IT infrastructure, planning, marketing and online services. We agreed to pay Mr. Cahill a monthly fee of $10,000 for the performance of his services.

During the 2023 period, Mr. Cahill was terminated, and any amounts owed to GoBigWeb were transferred to accounts payable. On December 15, 2023, we entered into a Separation Agreement and Release with GoBigWeb and Mr. Cahill. Under the agreement, it was agreed by the parties that the total amount owed to GoBigWeb was $100,000 which shall be paid, without interest, no later than twelve months after our Company receives funding via our 2024 capital raise. As a result of this agreement, we recorded no consulting services expense for GoBigWeb in the 2023 period and also recorded a gain on extinguishment of debt in the 2023 period totaling $11,229. In addition, we have reflected the amount owed to GoBigWeb as a non-current liability on our December 31, 2023 Balance Sheet.

Mivium Industries is a non-affiliated corporation owned by Rick Qui, our CPO, and is in the process of being dissolved.

5. SAFE Instrument

During the periods ended December 31, 2023 and 2022, we issued convertible securities to accredited investors in exchange for $1,088,330 and $100,000 (the"Purchase Price"), respectively. The Securities are classified as Simple Agreement for Future Equity ("SAFE"). The SAFEs bear no interest. The SAFEs were issued with various Valuation Cap's and Discount Rates. Subsequent to December 31, 2023, all SAFEs have been reissued with a Valuation Cap of $15,000,000 and a Discount Rates of 75%.

Upon the occurrence of an equity financing before the expiration or termination of the SAFE instrument, our Company will automatically issue to the investor a number of shares of Safe Preferred Stock. The number of shares of Safe Preferred Stock will be derived by dividing the Purchase Amount by the higher of either: the Safe Price (price per share equal to Valuation Cap divided by Company Capitalization) or Discount Price (price per share of standard preferred stock sold in equity financing multiplied by Discount Rate.

Upon the occurrence of a liquidity event, which includes a change of control transaction like a sale of our Company or a public offering of our Company's common stock, including a public offering under Regulation A where at least $5 million in gross proceeds are raised, before the expiration or termination of the SAFE instrument, the investor will have two options. First, the investor may opt to receive a cash payment equal to the Purchase Amount, subject to the availability of funds. If there are insufficient funds, the available funds will be distributed pro rata among all the investors and receive shares of common stock for the remaining unpaid cash payment divided by Liquidity Price (price per share equal to Valuation Cap divided by Liquidity Capitalization). Second, if the investor fails to select the cash option, the investor will automatically receive a number of shares of common stock equal to the Purchase Amount divided by the Liquidity Price. However, in the case of a public offering, the investor will only have the option to receive shares of common stock equal to the Purchase Amount divided by the Liquidity Price.

In the event of a future dissolution event, we will pay the Investor an amount equal to the Purchase Price, which payment will be made prior and in preference to any distribution of any of our assets to holders of our common stock.

Based on our evaluation of the characteristics of the SAFEs, which contain both debt and equity-like features, we have determined that the SAFE securities should be classified as a liability. As such, we have reflected the carrying value of the SAFE securities as a current liability on our balance sheet upon issuance.

6.   Agreements

Media Services Advisory Agreement

On February 19, 2023, we entered into a Media Services and Advisory Agreement with CDMG. Under the agreement, CDMG will offer advisory services in connection with our offerings for capital raises including introductions to professional consultants and financial publishing institutions who have expertise with fundraising. In addition, CDMG will advise us with respect to investment materials and communications. The term of the agreement is one year. As consideration for these services, we have agreed to pay CDMG $1,000,000 in scheduled payments as outlined in the agreement. In addition, we agreed to issue CDMG 0.75% of our outstanding common shares at the date of the agreement, or 1,250,000 shares. The shares are to be issued in scheduled amounts as outlined in the agreement. No shares have been issued to date.

During the twelve months ended December 31, 2023, we recorded deferred offering costs of $833,335 in connection with this agreement.

Consulting Agreements

Effective February 1, 2023, we entered into a Consulting Services Agreement with Sid Bahuguna, the holder of the SAFE Instrument describe in Note 4. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Bahuguna is to provide services related to the development of a strategic investor base, corporate relations and any other project he may be assigned. We agreed to pay Mr. Bahuguna a monthly fee of $10,000 for the performance of his services.

Effective March 1, 2023, we entered into a Consulting Services Agreement with Henry Tsai, the brother of our CEO. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide services related to our plans to construct an operating facility including site acquisition and finance, pre-construction logistics and planning, and managing the site development through completion. We agreed to pay Mr. Tsai a minimum fee of $30,000 to be paid equally over a 10-month period. Mr. Tsai can also earn a bonus of up to $70,000 upon the achievement of certain benchmarks.

Effective April 24, 2023, we entered into a Consulting Services Agreement with Omar Gadir. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Gadir is to provide services related to obtaining funding from various government agencies with the initial agency being the Small Business Innovation Research Program. We agreed to pay Mr. Gadir a monthly fee of $10,000 for the performance of his services. In addition, we agreed to issue Mr. Gadir options to purchase up to $100,000 of our common stock dependent on the achievement of certain benchmarks.

7.   Common Stock

Common Stock

We are authorized to issue 210,000,000 shares of our $0.0001 par value common stock. Shortly after our formation, we issued our Founders a total of 166,666,666 shares of our $0.0001 par value common stock. Four of our Founders paid par value for their shares in the period ended December 31, 2022 and one of the Founders made his payment in the period ended December 31, 2023.

On March 21, 2024, we amended our Articles of Incorporation to increase our authorized common shares to 500,000,000 and to allow for the issuance of 50,000,000 shares of preferred stock. See Note 10.

8.   Offering

On July 18, 2023, we filed a Form 1-A with the Securities and Exchange Commission under which we were to offer 33,333,333 shares of our common stock at $0.75 per share (the "Offering"). Effective June 22, 2023, we signed a Posting Agreement with Equifund under which Equifund agreed to perform various services including the coordination of the Offering. As described in Note 6, we entered into a Media Services Advisory Agreement with CDMG to provide certain services including advising us with respect to the Offering.

During the second half of 2023, we were advised by both Equifund and CDMG that the Offering would have a greater chance for success if Mivium owned the intellectual property which was, at the time, owned by Proto. As a result, we delayed the offering until 2024 when, as a result of the Merger Agreement discussed in Note 10, we became owners of the intellectual property.

Our Company is pursuing the Offering under the Securities and Exchange's Regulation Crowdfunding. The number of shares and the price at which the shares will be offered is still being finalized, but we expect the Offering particulars to be similar to the Offering described in our Form 1-A described above.

We have recorded deferred offering costs of $922,951 as of December 31, 2023 in connection with this Offering and we don't expect there to be any duplication of costs as a result of the delay.

9.   Income Taxes

As of December 31, 2023, we had net operating loss carry forwards, on a book basis, of $693,868 that may be available to reduce various future years' Federal taxable income for 20 years through 2043. Net operating losses may be limited as a result of possible changes in business. Future tax benefits which may arise because of these losses have not been recognized in the accompanying financial statements, as their realization is determined not likely to occur and accordingly, we have recorded a valuation allowance for the deferred tax asset relating to the net operating loss carry forwards. Net operating losses will begin to expire in 2042.

The following table presents the current income tax provision for federal and state income taxes for the periods ended December 31, 2023 and 2022:

	Twelve Months Ended	From Inception Through

	December 31, 2023	December 31, 2022
Current tax provisions:		
Federal	$ –	$ –
State	–	–
Total provision for income taxes	$ -	$ -

Reconciliation of the U.S. federal statutory rate to the actual tax rate for the periods ended December 31, 2023 and 2022:

	Twelve Months Ended December 31, 2023	From Inception Through December 31, 2022
US federal statutory income tax rate	21.0%	21.0%
State income tax, net of federal benefit	7.0%	7.0%
Permanent differences	-0.1%	-0.1%
Increase in valuation reserve	27.9%	27.9%
Total provision for income taxes	–%	–%

The components of our deferred tax assets (liabilities) as of December 31, 2023 and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Property and equipment	$ (741)	$ -
Net operating loss carry forwards	194,169	79,774
Less: valuation allowance	(193,428)	(79,774)
Net deferred tax assets	$ -	$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because management has determined that it is more likely than not that these assets will not be realized.

10.   Subsequent Events

Developer Agreement

Effective February 6, 2024, we entered into an agreement with TRU Development LLC ("TRU"). Under the agreement, TRU will assist us in negotiating the purchase of 12.31 acres of vacant land located in the Tahoe Reno NV Industrial Center for the purposes of constructing a manufacturing facility to produce the Licensed Products. In addition, TRU will assist in the development of a business plan for the Project, help find consultants to design the Project and assist us in obtaining debt and/or equity financing. As required in the agreement, we paid TRU an initial fee of $75,000.

Merger Agreement

On March 20, 2024, we entered into a Short Form Merger Agreement (the "Merger Agreement") with Proto, under which Proto was merged into our Company. Under the Merger Agreement, Proto merged with and into our Company wherein we acquired all the assets, rights and properties of Proto and assumed all Proto's debts, liabilities, and obligations as set forth in the Merger Agreement with our Company continuing as the surviving corporation. Given the common ownership of both companies, the Merger is being accounted for as a reorganization under common control and the transfer of assets and liabilities of Proto will be made at their carrying values.

SAFE Agreements

Subsequent to December 31, 2023, we entered into SAFEs with various accredited investors totaling $155,000. These agreements contain the same provisions as those described in Note 5.

Amendment to Articles of Incorporation

On March 21, 2024, we amended our Articles of Incorporation to increase our authorized common shares to 500,000,000 and to allow for the issuance of 50,000,000 shares of preferred stock. Each holder of common stock is entitled to one vote on all matters on which stockholders generally are entitled to vote with the exception of certain matters relating to preferred stock.

Shares of preferred stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or its designees. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or - 1 restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

Equity Incentive Plan

Subsequent to December 31, 2023, we adopted the 2024 Equity Incentive Plan (the "EIP"), as amended. The EIP allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, and performance compensation awards. The number of shares available for grant under the EIP shall be 65,000,000 shares of common stock. Persons eligible for grants employees, consultants and directors of our Company and its affiliates and such other individuals designated by our compensation committee who are reasonably expected to become employees, consultants and directors after the receipt of the awards. No awards have been granted to date.

Consulting Agreements – Executive Officers

On March 1, 2024, we entered into a consulting agreement with Calabrian Capital LLC, a California limited liability company, or Calabrian, and Ginetto Addiego, to engage Calabrian to provide consulting services to us. As part of the engagement, we appointed Mr. Addiego as our chief operating officer for no consideration other than the consideration to be provided to Calabrian pursuant to and subject to the terms and conditions set forth in the consulting agreement. In consideration for Calabrian's services rendered, we agreed to pay Calabrian an annual base amount of $150,000. As a part of compensation, we also granted Calabrian a restricted stock award of 750,000 shares of our common stock. The compensation also includes certain annual equity retention and milestone bonuses (as defined in the consulting agreement). The consulting agreement incorporates standard provisions, including but not limited to, termination, indemnification, non-disclosure, confidentiality, and other provisions that are customary and consistent with agreements of this nature.

On March 1, 2024, we entered into a consulting agreement with CVD Enterprises LLC, a California limited liability company, or CVD, and Chandra Deshpandey, to engage CVD to provide consulting services to us. As part of the engagement, we appointed Mr. Deshpandey as our chief technology officer for no consideration other than the consideration to be provided to CVD pursuant to and subject to the terms and conditions set forth in the consulting agreement. In consideration for CVD's services rendered, we agreed to pay CVD an annual base amount of $300,000. As a part of compensation, we also granted CVD a restricted stock award of 750,000 shares of our common stock. The compensation also includes certain annual equity retention and milestone bonuses (as defined in the consulting agreement). The consulting agreement incorporates standard provisions, including but not limited to, termination, indemnification, non-disclosure, confidentiality, and other provisions that are customary and consistent with agreements of this nature.

Form of Subscription Agreement

MIVIUM, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
MIVIUM, INC.
1800 Tyler Ave.,
South El Monte, CA, 91733

Ladies and Gentlemen:

1. Background. The undersigned understands that Mivium, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated September 4, 2024, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 50,000,000 shares of its common stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**" or the "**Securities**") at a price of $0.10 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $20,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company may sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of the aggregate amount raised in the Offering and will issue to the Portal Shares in a number of shares that is equal to 7% of the total Shares sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.equifund.com/.

2. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and shall be accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed, or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement.

The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment and (d) the undersigned has carefully reviewed the risk factors contained in the Offering Statement, understands those risks and desires to undertake this investment notwithstanding those risks.

7.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as a corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Market Standoff. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's President and Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and

instruments and take all other actions necessary in connection with the Company's issuance of its common stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment is irrevocable and coupled with an interest and shall be for the limited purposes set forth above.

11. <u>Drag Along Right</u>. If holders of a majority of the outstanding common stock of the Company (the "**Majority Holders**") consent to engage in the Sale of the Company (as defined below), then the Majority Holders shall have the right to require all of the remaining stockholders of the Company (the "**Remaining Stockholders**") to participate in such Sale of the Company on a pro rata basis and otherwise on the same terms and conditions as those agreed to by the Majority Holders ("**Drag-Along Rights**"). If the Majority Holders elect to exercise their Drag-Along Rights in connection with such a transaction, they shall deliver, or instruct the Company to deliver, a notice to each Remaining Stockholder ("**Drag-Along Notice**"), setting forth the terms of the transaction, including the proposed closing date for its consummation, which shall not be less than twenty (20) days from the date of such Drag-Along Notice, and all documents required to be executed by each Remaining Stockholder in order to consummate such transaction. Each Remaining Stockholder shall deliver to the Majority Holders, within ten (10) days of receipt of such Drag-Along Notice, a countersigned copy of such Drag-Along Notice and all such other documents previously furnished to such Remaining Stockholder for execution in connection with such transaction. If any Remaining Stockholder fails to execute and deliver such Drag-Along Notice and other documents within such ten-day period, then any officer of the Company shall have the authority to execute such Drag-Along Notice and other documents on behalf of such Remaining Stockholder, and the provisions of this Section 11 shall constitute the granting to such officer of a power of attorney on behalf of such Remaining Stockholder to execute and deliver any and all such documents. The Majority Holders shall cause to be remitted to each Remaining Stockholder the proceeds of such Sale of the Company attributable to the Remaining Stockholder's shares of common stock on the closing date of such sale. Each Remaining Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the Sale of the Company or any related transaction that such Remaining Stockholder or any other person may have by virtue of, or with respect to, any shares of Company common stock owned by the Remaining Stockholder. For purposes of this Section 11, "**Sale of the Company**" shall mean each of the following events: (a) merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its common stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of common stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for common stock that represents, immediately following such merger or consolidation, at least a majority, by voting power, of (1) the surviving or resulting company; or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company (provided that, for the purpose of this Subsection (a), all Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding Common Units are converted or exchanged); (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all or a significant portion of the assets of the Company and its subsidiaries, taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one (1) or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

12.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

13.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

14.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

15.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

16.   Benefit; Intended Third Party Beneficiary. This Agreement shall be binding upon and inure to the benefit of the parties hereto. Each of the holders of common stock of the Company is an intended third-party beneficiary of this Agreement, including the Drag-Along Rights provision, the representations and warranties made by both the Company and the Subscriber herein and the indemnification provided by the Subscriber herein and may directly enforce this Agreement and its rights hereunder.

17.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

18.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

19.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

20.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

21.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

22.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

23.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

24.   Electronic Execution and Delivery. A digital reproduction, portable document format ("·pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

25.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

26.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

27.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____, 2024.

COMPANY:

MIVIUM, INC.

By:_____

Name: <u>Eric Tsai</u>

Title: <u>President and CEO</u>

SUBSCRIBER:

_____

By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited